SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2012

On August 13, 2012, at 11:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. (“Company”) was held with the presence of the undersigned Board Members. Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Marcela Drehmer, Mauricio Ferro and Décio Oddone da Costa, Mr. Marco Antonio Villas Boas and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), the copies and related documentation of which were previously sent for cognizance by the Board Members, as set forth in the Internal Rules and shall remain duly filed at the Company’s headquarters, the following deliberations were approved  by unanimous vote, under the terms and conditions found in the respective PDs: 1) PD.CA/BAK-12/2012 – Election of the Statutory Executive Office – the election of members of the Executive Office for a new term of office of three years, ending at the Annual General Meeting of the Board of Directors to be held after the Annual General Meeting to be held in 2015 was approved, namely: CARLOS JOSÉ FADIGAS DE SOUZA FILHO, Brazilian, married, business administrator, bearer of Identity Card RG No. 03.538.534-02 SSP/BA, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 566.401.705-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, 8501, 24º andar, Pinheiros, City of São Paulo, State of São Paulo, CEP 05425-070, as Chief Executive Officer; DÉCIO FABRICIO ODDONE DA COSTA, Brazilian, married, engineer, bearer of Identity Card RG No. 4002694869, SSP/RS, enrolled in the CPF/MF under No. 449.112.110-91, resident and domiciled in São Paulo, with business address at Avenida das Nações Unidas, 8501, 25º andar, Pinheiros, City of São Paulo, State of São Paulo, CEP 05425-070; EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 03.801.087-2, IFP/RJ, enrolled in the CPF/MF under No. 607.165.097-68, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida das Nações Unidas, 4777, 11º andar, Pinheiros, City of São Paulo, State of São Paulo, CEP 05477-000; LUCIANO NITRINI GUIDOLIN, Brazilian, married, production engineer, bearer of Identity Card RG No. 23.655.538-8, SSP/SP, enrolled in the CPF under No. 268.477.068-99, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 23º andar, Pinheiros, São Paulo/SP, CEP 05425-070; MARCELA APARECIDA DREHMER ANDRADE, Brazilian, married, business administrator, bearer of Identity Card RG No. 03.797.428-96, SSP/BA, enrolled in the CPF/MF under No. 515.029.505-10, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 25º andar, Pinheiros, City of São Paulo, State of São Paulo, CEP 05425-070, as Investor Relations Officer; MAURÍCIO ROBERTO DE CARVALHO FERRO, Brazilian, single, lawyer, bearer of

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2012

Identity Card RG No. 453.069, SSP/DF, enrolled in the CPF/MF under No. 371.505.961-34, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 24º andar, Pinheiros, City of São Paulo, State of São Paulo, CEP 05425-070 and RUI CHAMMAS, Brazilian, married, aeronautical infrastructure engineer, bearer of Identity Card RG No. 16.153.495-8 SSP/SP, enrolled in the CPF/MF under No. 073.912.968-64, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, 8501, 25º andar, Pinheiros, City of São Paulo, CEP 05425-070, under the terms and conditions set out in the respective PD. The Officers hereby elected were invested in office on the date hereof, having presented written statements for the effects set out in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording provided by Law No. 10,194 of February 14, 2001, having also presented written statements in order to comply with the provision of CVM  Rulings 358 of January 3, 2002 and 367 of May 29, 2002, under the terms set out in such Rulings, which were filed in the Company’s headquarters. Due to the resignations submitted by Officers Manoel Carnaúba Cortez and Patrick Horbach Fairon and the election approved above, the Company’s Executive Office shall henceforth have the following members: CARLOS JOSÉ FADIGAS DE SOUZA FILHO – Chief Executive Officer; DÉCIO FABRICIO ODDONE DA COSTA; EDMUNDO JOSÉ CORREIA AIRES, LUCIANO NITRINI GUIDOLIN, MARCELA APARECIDA DREHMER ANDRADE – Investor Relations Officer; MAURÍCIO ROBERTO DE CARVALHO FERRO and RUI CHAMMAS; 2) PD.CA/BAK – 13/2012: Renewal of the Share Repurchase Program of the Company– the 4th Share Repurchase Program of the Company, under the terms and conditions of the respective PD, was approved; with the Executive Office being authorized to perform the acts necessary for the full implementation of this deliberation; 3) PD.CA/BAK – 14/2012 – Taking out of a Loan from the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) and respective creation of a mortgage on the Industrial Unit as guarantee – the taking out of a loan from BNDES in the amount of up to six hundred and eighty million, two hundred and ninety-five Reais (R$ 680,000,295.00), as well as the creation, in favor of BNDES, of a fifth priority mortgage on the polyethylene petrochemical plant in Rio Grande do Sul owned by the Company, which is described under record No. 812 in the Real Estate Registry Office of the Judicial District of Triunfo/RS, was approved, with the Executive Office being authorized to perform the acts necessary for the full implementation of this deliberation; and 4) PD.CA./BAK – 15/2012 – Change in the Composition of Support Committees to the Company’s Board of Directors –  a change in the composition of the Support Committees to the Company’s Board of Directors was approved. II) Subjects for Acknowledgement: Presentations or reports, as the case may be, were made by the respective persons in charge regarding the matters contained therein, namely: 1)  Braskem Results – 2nd Quarter of 2012; 2)  Competitiveness of the Brazilian petrochemical company;

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2012

and 3)  Assets Portfolio. At that time, the Board of Directors members expressed their appreciation for the dedication and relevant contributions by Messrs. Manoel Carnaúba Cortez and Patrick Horbach Fairon to the Company during their terms of office. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, August 13, 2012. Sgd: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Felipe Montoro Jens; Newton Sergio de Souza; Patrick Horbach Fairon; Álvaro Fernandes da Cunha Filho; Luiz de Mendonça; Roberto Zurli Machado and José Alcides Santoro Martins.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.